Filed Pursuant to Rule 424(b)(3)

Registration No. 333-292049

PROSPECTUS

Up to 38,944,662 Shares of Common Stock

Up to 4,151,741 Shares of Common Stock Underlying the November Pre-Funded Warrants

Up to 4,687,500 Shares of Common Stock Underlying the November Common Stock Purchase Warrants

Up to 187,500 Shares of Common Stock Underlying the Placement Agent Warrants

Up to 3,840,890 Shares of Common Stock Underlying the ELOC Warrants

This prospectus relates to the offering and resale by the Selling Stockholders listed herein of up to (i) of up to 535,759 shares (the “November Shares”) of our common stock, par value $0.0001 per share (the “Common Stock”), (ii) up to 4,151,741 shares of Common Stock (the “November Pre-Funded Warrant Shares”) issuable upon exercise of pre-funded warrants (the “November Pre-Funded Warrants”), (iii) up to 4,687,500 shares of Common Stock (the “November Common Stock Purchase Warrant Shares”, together with the November Pre-Funded Warrant Shares, the “November Warrant Shares”) issuable upon exercise of Common Stock purchase warrants (the “November Common Stock Purchase Warrants” together with the November Pre-Funded Warrants, the “November Warrants”), (iv) up to 187,500 shares (the “November Placement Agent Warrant Shares”) of Common Stock underlying the placement agent warrants (the “November Placement Agent Warrants”), (v) up to 3,840,890 shares (the “ELOC Warrant Shares”) of Common Stock issuable upon exercise of the warrants issuable in connection with the ELOC Purchase Agreement (the “ELOC Warrants”) and (vi) up to 38,408,903 shares (the “ELOC Shares”) of Comon Stock issuable pursuant to the ELOC Purchase Agreement.

The November Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the November Pre-Funded Warrants are exercised in full. The November Common Stock Purchase Warrants will be exercisable commencing on the date of stockholder approval of the issuance of the November Common Stock Purchase Warrant Shares (the “Stockholder Approval Date”) and will expire on the five-year anniversary of the Stockholder Approval Date. The November Placement Agent Warrants are exercisable on the six-month anniversary of the issuance date and expire on the five-year anniversary of the commencement of the November Offering.

The November Shares and the November Warrants have been issued and sold to the Selling Stockholder pursuant to the purchase agreement, dated November 24, 2025 (the “November Purchase Agreement”). The November Placement Agent Warrants have been issued and sold to the Selling Stockholder pursuant to the placement agency agreement (the “November Placement Agency Agreement”) dated November 24, 2025. See “The November 2025 Alumni Capital Transaction” for a description of the November Purchase Agreement, the November Placement Agency Agreement and “Selling Stockholders” for additional information. The prices at which the Selling Stockholders may resell the November Shares, the November Warrant Shares and the November Placement Agent Warrant Shares offered hereby will be determined by the prevailing market price for the Common Stock or in negotiated transactions. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. To the extent the November Warrants and November Placement Agent Warrants are exercised for cash, if at all, we may receive aggregate gross proceeds of up to approximately $1.57 million.

The ELOC Shares and the ELOC Warrants may be issued and sold to the Selling Stockholder pursuant to the purchase agreement, dated April 24, 2025, (the “ELOC Purchase Agreement”) entered into with Alumni Capital LP (“Alumni Capital”), as amended by that certain modification agreement dated August 26, 2025. See “The Alumni Capital ELOC Transaction” for a description of the ELOC Purchase Agreement, as amended, and “Selling Stockholders” for additional information regarding Alumni Capital. The prices at which Alumni Capital may resell the ELOC Shares and the ELOC Warrant Shares offered hereby will be determined by the prevailing market price for our Common Stock or in negotiated transactions. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. However, we may receive aggregate gross proceeds of up to approximately $14.0 million from the sale of the ELOC Shares to the Selling Stockholder pursuant to the ELOC Purchase Agreement (in addition to the approximately $6.0 million previously received from sales made pursuant to the ELOC Purchase Agreement prior to the date of this prospectus), and up to approximately $2.5 million upon exercise for cash of the currently issued ELOC Warrants and the ELOC Warrants that may be issued pursuant to this prospectus. Under the registration statement previously filed with the Securities and Exchange Commission, and declared effective on May 1, 2025 (the “Prior Registration Statement”), we have registered 11,047,837 shares of Common Stock, which represents (i) 10,043,488 ELOC Shares that we may issue and sell to Alumni Capital under the ELOC Purchase Agreement and (ii) 1,004,349 shares of Common Stock underlying the ELOC Warrants that are issuable upon exercise of the ELOC Warrants that we may issue to Alumni Capital in connection with any single fixed purchase under the ELOC Purchase Agreement, of which 7,955,823 ELOC Shares and 795,579 ELOC Warrants have been sold to Alumni Capital to date. In accordance with our obligations under the Purchase Agreement, we are registering additional shares of Common Stock under this prospectus.

The Selling Stockholders may sell or otherwise dispose of the November Shares, the November Warrant Shares, the November Placement Agent Warrant Shares, the ELOC Shares and the ELOC Warrant Shares described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Stockholders may sell or otherwise dispose of the November Shares, the November Warrant Shares, the November Placement Agent Warrant Shares, the ELOC Shares and the ELOC Warrant Shares being registered pursuant to this prospectus. The Selling Stockholders and any broker-dealers or agents that are involved in selling the November Shares, the November Warrant Shares, the November Placement Agent Warrant Shares, the ELOC Shares and the ELOC Warrant Shares may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The Selling Stockholders will pay all brokerage fees and commissions and similar expenses. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the November Shares, the November Warrant Shares, the November Placement Agent Warrant Shares, the ELOC Shares and the ELOC Warrant Shares, including legal and accounting fees. See “Plan of Distribution.”

Our Common Stock is listed on the NYSE American under the symbol “AZTR.” The last reported sale price of our Common Stock on the NYSE American on December 15, 2025, was $0.3001 per share.

You should read this prospectus, together with additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” carefully before you invest in any of our securities.

On August 21, 2025, a reverse stock split of our outstanding shares of common stock took effect at a ratio of one-for-six and sixty six hundredths (1:6.66) (the “Reverse Stock Split”), which was approved by our board of directors (the “Board”) and stockholders, and consummated pursuant to a Certificate of Amendment to our Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on August 20, 2025. The Reverse Stock Split did not affect the total number of shares of capital stock, including our common stock, that we are authorized to issue, which remain as set forth pursuant to the Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”). Unless the context expressly dictates otherwise, all references to share and per share amounts referred to in this prospectus give effect to the Reverse Stock Split.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2025.

You should rely only on the information contained in this prospectus or incorporated by reference. Neither we nor the Selling Stockholders have authorized any other person to provide you with information different from or in addition to that contained in this prospectus, and neither we nor the Selling Stockholders take responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Stockholders are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. Except as otherwise stated, you should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that the information in any report incorporated by reference is accurate only as of the date of such report. Our business, financial condition, results of operations and prospects may have changed since such dates.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

As used in this prospectus, unless the context indicates or otherwise requires, “the Company,” “our Company,” “we,” “us,” and “our” refer to Azitra, Inc., a Delaware corporation.

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INDUSTRY AND MARKET DATA

This prospectus contains or incorporates by reference observations, statistical data, estimates, and forecasts that are based on independent industry, government and non-government organization publications or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus or incorporated by reference are reliable, estimates as they relate to projections involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus or incorporated by reference is contained in independent industry government and non-governmental organizational publications. The sources of these publications are provided below:

●	Stacy and Belkaid Study, Apollo Stacy and Yasmine Belkaid, Microbial Guardians of Skin Health. Science, 2019 Jan 18;363(6424):227-228. Doi: 10.1126/science.aat4326. PMID: 30655428
●	Oh Study, Zhou W, Spoto M, Hardy R, Guan C, Fleming E, Larson PJ, Brown JS, Oh J. Host-Specific Evolutionary and Transmission Dynamics Shape the Functional Diversification of Staphylococcus epidermidis in Human Skin. Cell. 2020 Feb 6;180(3):454-470.e18. doi: 10.1016/j.cell.2020.01.006. Epub 2020 Jan 30. PMID: 32004459; PMCID
●	Satoh Study, Satoh TK, Mellett M, Meier-Schiesser B, Fenini G, Otsuka A, Beer HD, Rordorf T, Maul JT, Hafner J, Navarini AA, Contassot E, French LE. IL-36γ drives skin toxicity induced by EGFR/MEK inhibition and commensal Cutibacterium acnes. J Clin Invest. 2020 Mar 2;130(3):1417-1430. Doi: 10.1172/JCI128678. PMID: 31805013; PMCID: PMC7269569
●	Barbati Study, Netherton Syndrome in Children: Management and Future Perspectives, Federica Barbati, Mattia Giovannini Teresa Oranges, Lorenzo Lodi, Simona Barni, Elio Novembre, Ermanno Baldo, Mario Cristofolini, Stefano Stagi, Silvia Ricci, Francesca Mori, Cesare Filippeschi, Chiara Azzari and Giuseppe Indol; Frontiers in Pediatrics, May 2021
●	Sun Study, Netherton syndrome: A case report and review of the literature, Joannie D. Sun, MD, and Kenneth G. Linden, PhD, MD, International Journal of Dermatology 2006
●	Orphanet, Netherton Syndrome, Orphanet: Netherton syndrome

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Investing in our Common Stock involves a high degree of risk. Because it is only a summary, it does not contain all of the information that you should consider before investing in our Common Stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our Common Stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 7 and the financial statements and related notes included in this prospectus or incorporated by reference.

Our Company

We are an early-stage clinical biopharmaceutical company focused on developing innovative therapies for precision dermatology using engineered proteins and topical live biotherapeutic products. We have built a proprietary platform that includes a microbial library comprised of approximately 1,500 unique bacterial strains that can be screened for unique therapeutic characteristics. The platform is augmented by an artificial intelligence and machine learning technology that analyzes, predicts and helps screen our library of strains for drug-like molecules. The platform also utilizes a licensed genetic engineering technology, which can enable the transformation of previously genetically intractable strains. Our initial focus is on the development of genetically engineered strains of Staphylococcus epidermidis, or S. epidermidis, which we consider to be an optimal therapeutic candidate species for engineering of dermatologic therapies. The particular species demonstrates a number of well-described properties in the skin. As of the date of this prospectus, we have identified among our microbial library over 60 distinct bacterial species that we believe are capable of being engineered to create living organisms or engineered proteins with significant therapeutic effect.

We are a pioneer in genetically engineered bacteria for therapeutic use in dermatology. Our goal is to leverage our platforms and internal microbial library bacterial strains to create new therapeutics that are either engineered living organisms or engineered proteins or peptides to treat skin diseases. Our initial focus is on the development of our current programs, including:

●	ATR-12, a genetically modified strain of S. epidermidis for treating the orphan disease, Netherton syndrome, a chronic and sometimes fatal disease of the skin estimated to affect approximately one in every 100,000, but its prevalence may be underestimated due to misdiagnosis caused by similarities to other skin diseases. We received Pediatric Rare Disease Designation for ATR-12 by the United States Food and Drug Administration, or FDA, in 2020. In December 2022, we submitted an investigational new drug application, or IND, for a Phase 1b clinical trial of ATR-12 in adult Netherton syndrome patients, and on January 27, 2023 we received notification from the FDA that the “study may proceed” with respect to the proposed Phase 1b clinical trial. After submitting post-IND manufacturing reports, we have commenced operating activities for our Phase 1b clinical trial in December 2023, and we dosed our first patient in August 2024. We reported initial clinical safety results in the first half of 2025, and expect to report topline data in the first quarter of 2026.

●	ATR-04, a genetically modified strain of S. epidermidis for treating the papulopustular rash experienced by cancer patients undergoing epidermal growth factor receptor inhibitor, or EGFRi, targeted therapy. In August 2024, we obtained IND clearance from the FDA to commence a Phase 1/2 clinical trial in certain cancer patients undergoing EGFRi targeted therapy. In September 2024, we obtained Fast Track designation by the FDA in this indication. We dosed the first patient in the Phase 1/2 clinical trial in third quarter of 2025.

●	ATR-01, a genetically modified strain of S. epidermidis that expresses an engineered recombinant human filaggrin protein for treating ichthyosis vulgaris, a chronic, xerotic (abnormally dry), scaly skin disease with an estimated incidence and prevalence of 1 in 250, which suggests a total patient population of 1.3 million in the United States. We performed lead optimization and IND-enabling studies in 2025 to support an IND filing in 2026.

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We also have established partnerships with teams from Carnegie Mellon University and the Fred Hutchinson Cancer Center, or Fred Hutch, two of the premier academic centers in the United States. Our collaboration with the Carnegie Mellon based team also takes advantage of the power of whole genome sequencing. This partnership is mining our proprietary library of bacterial strains for novel, drug like peptides and proteins. The artificial intelligence/machine learning technology developed by this team predicts the molecules made by microbes from their genetic sequences. The system then compares the predictions to the products actually made through tandem mass spectroscopy and/or nuclear magnetic resonance imaging to refine future predictions. The predictions can be compared to publicly available 2D and 3D protein databases to select drug like structures.

We hold an exclusive, worldwide license from Fred Hutch regarding the use of its patented SyngenicDNA Minicircle Plasmid, or SyMPL, technologies for all fields of genetic engineering, including to discover, develop and commercialize engineered microbial therapies and microbial-derived peptides and proteins for skin diseases. We are utilizing our licensed patent rights to build plasmids in order to make genetic transformations that have never been previously achieved. To date, our team has successfully engineered our lead therapeutic candidates without the SyMPL technology. However, we believe that SyMPL will open up the ability to make genetic transformations of an expanded universe of microbial species, and we expect that some or all of our future product candidates will incorporate the SyMPL technology.

Our Strategy

Beyond our three lead product candidates, our goal is to develop a broad portfolio of product candidates focused on expanding the application of our platforms for precision dermatology. We believe that we have established a unique position in advancing the development of biologics for precision dermatology.

We intend to create a broad portfolio of product candidates for precision dermatology through our development of genetically engineered proteins selected from our proprietary microbial library of approximately 1,500 unique bacterial strains. Our strategy is as follows:

●	Build a sustainable precision dermatology company. Our goal is to build a leading precision dermatology company with a sustainable pipeline of product candidates. To that end, we are focused on rapidly advancing our current pipeline of live biotherapeutic candidates while actively developing additional product candidates. Each of our current product candidates are proprietary and subject to pending patent applications. We expect that most of our genetically engineered product candidates we develop will be eligible for patent protection.

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●	Advance our lead programs, ATR-12 and ATR-04, through clinical trials. In 2022, we obtained pre-IND correspondence with the FDA for purposes of discussing our proposed regulatory pathway for ATR-12 and obtaining guidance from the FDA on the preclinical plan leading to the filing and acceptance of an IND for ATR-12. In December 2022, we filed an IND for a first-in-human trial of ATR-12 in Netherton syndrome patients. On January 27, 2023, we received notification from the FDA that the “study may proceed” with respect to the proposed Phase 1b clinical trial, and in August 2024 we initiated dosing the first patient in its Phase 1b clinical trial evaluating ATR-12. In August 2024, we received IND clearance from the FDA for a first-in-human Phase 1b/2a clinical trial in patients with EGFRi-associated rash, and in September 2024, the FDA granted Fast Track designation for ATR-04. We commenced a Phase 1b trial of our ATR-04 in certain cancer patients undergoing EGFRi therapy in the fourth quarter of 2024. We dosed the first patient in the Phase 1/2 clinical trial with ATR-04 in August 2025. We reported initial safety results of the first patients dosed in our Phase 1b clinical trial for our ATR-12 in Netherton syndrome patients in the first half of 2025 with full results anticipated in the first quarter of 2026.
●	Broaden our platform by selectively exploring strategic partnerships that maximize the potential of our precision dermatology programs. We intend to maintain significant rights to all of our core technologies and product candidates. However, we will continue to evaluate partnering opportunities in which a strategic partner could help us to accelerate development of our technologies and product candidates, provide access to synergistic combinations, or provide expertise that could allow us to expand into the treatment of different types of skin diseases. We may also broaden the reach of our platform by selectively in-licensing technologies or product candidates. In addition, we will consider potentially out-licensing certain of our proprietary technologies for indications and industries that we are not pursuing. We believe our genetic engineering techniques and technologies have applicability outside of the field of medicine, including cosmetics and in the generation of clean fuels and bioremediation.
●	Leverage our academic partnerships. We currently have partnerships with investigators at the Fred Hutchinson Cancer Center, Yale University, Jackson Laboratory for Genomic Medicine, and Carnegie Mellon University. We expect to leverage these partnerships and potentially expand them or form other academic partnerships to bolster our engineering platforms and expand our research and development pipeline.
●	Expand on our other potential product candidates. Beyond our three lead product candidates, our goal is to develop a broad portfolio of product candidates focused on expanding the application of our platforms for precision dermatology. We have a proprietary platform for discovering and developing therapeutic products for precision dermatology. Our platform is built around a microbial library comprised of approximately 1,500 unique bacterial strains to allow screening for unique therapeutic characteristics and utilizes a microbial genetic technology that analyzes, predicts and engineers the proteins, peptides and molecules made by skin microbes. Our ability to genetically engineer intractable microbial species is uniquely leveraged by our exclusive license to the SyMPL technology.

Our Intellectual Property

As of the date of this prospectus, we own six issued U.S. patents, ten pending U.S. patent applications, two pending PCT application and 88 other foreign patents and patent applications that are important to the development of our business.

Our Leadership Team

We are led by Francisco D. Salva, our chief executive officer, and Dr. Travis Whitfill, our co-founder and chief operating officer, who have more than 35 years of combined experience in the management of biotechnology companies and healthcare investing. Mr. Salva was previously a co-founder of Acerta Pharma, which was sold to AstraZeneca for approximately $6.3 billion in a staged acquisition in 2016. He also worked on the turnaround of Pharmacyclics, which subsequently sold to Abbvie for approximately $21.0 billion in 2015. Before that, Mr. Salva spent almost a decade in life sciences venture capital. Dr. Whitfill served as associate research scientist and serves as assistant professor adjunct at Yale University with appointments in the Departments of Pediatrics and Emergency Medicine. He spent nearly a decade in venture capital as a partner in a biotech-focused venture capital fund, Bios Partners. He has led numerous grant-funded projects, holds nearly a dozen patents and has co-authored over 60 publications. Our Board is comprised of renowned group of senior executives and investors in the biotechnology industry.

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Our Competitive Strengths

We are a pioneer in genetically engineering bacteria for therapeutic use in dermatology clinical trials. We have built a proprietary platform that includes a microbial library comprised of approximately 1,500 unique bacterial strains that are screened for therapeutic characteristics as well as lead drug candidates. Furthermore, we have exclusively licensed a novel technology, which potentially enables the genetic transformation of previously intractable bacterial microbes. The history of recombinant protein engineering in biotech has traditionally been limited to less than 20 species. Our licensed technology opens up the potential to genetically engineer thousands of microbial species to build proteins and peptides that have never been previously built. Our management team has significant experience in discovering, developing, manufacturing and commercializing therapeutics. The members of our leadership team have specialized expertise developed at companies including Pharmacyclics, Acerta Pharma, Castle Creek Biosciences, VYNE Therapeutics (fka Menlo Therapeutics), Revance Therapeutics, Biogen, Novartis and Connetics Corp.

Our Market Opportunity

We believe there are significant market opportunities to capture in each of our addressable markets. The dermatology market itself has shown considerable growth over the last decade and is predicted to continue to grow. According to Vision Research Reports, the dermatology drug market surpassed $17 billion in 2021 and is expected to grow at a compound annual growth rate of 8.8% through 2030. Our first product candidate to emerge from our platform focuses on the orphan indication of Netherton syndrome. Based on the Barbati and Sun Studies, we believe that this product candidate represents a potential $250 million global sales opportunity by mid-2030. Our second product candidate focuses on papulopustular rash due to EGFR inhibitors. We believe this product candidate represents a potential $1 billion global sales opportunity by 2030. The diseases we intend to target are well characterized, often by a monogenic genetic mutation. Additionally, the era of genomic sequencing has ushered in unprecedented progress in genetic testing. The defined molecular pathophysiology of over 100 rare skin diseases has now been defined.

Recent Developments

NYSE American Minimum Stockholders’ Equity Requirement

On October 1, 2025, the Company received notification from the NYSE American LLC (the “NYSE American”) stating that the Company is not in compliance with the minimum stockholders’ equity requirement of Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”) requiring stockholders’ equity of $4.0 million or more if the Company has reported losses from continuing operations and/or net losses in three of the four most recent fiscal years. As of June 30, 2025, September 30, 2025 and December 31, 2024, the Company had stockholders’ equity of approximately $2.2 million, $2.3 million and $5.7 million, respectively, and has had losses in three of its four most recent fiscal years ended December 31, 2024.

November 2025 Private Placement Transaction

See the November 2025 Alumni Capital Transaction for a description of the November 2025 Private Placement Transaction.

Our Corporate Information

We were incorporated under the laws of the state of Delaware on January 2, 2014. Our principal executive offices are located at 21 Business Park Drive, Branford, Connecticut 06405, and our telephone number is (203) 646-6446. Our website address is www.azitrainc.com. The information contained in, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Common Stock or Warrants.

We own U.S. and foreign registered trademarks, including our company name. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Additional Information

For additional information related to our business and operations, please refer to the reports incorporated herein by reference, including our Annual Report on Form 10-K for the year ended December 31, 2024 as filed with the SEC on February 24, 2025, which we refer to as the 2024 Form 10-K, as described in the section entitled “Incorporation of Certain Documents by Reference” in this prospectus.

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Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including:

●	the requirement that our internal control over financial reporting be attested to by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;
●	certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements;
●	the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments; and
●	the ability to delay compliance with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standard.

We may take advantage of the exemptions under the JOBS Act discussed above until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of (1) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or (4) the last day of the fiscal year ending after the fifth anniversary of the IPO.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have chosen to take advantage of all of the other exemptions discussed above. Accordingly, the information contained herein and in our subsequent filing with the SEC may be different than the information you receive from other public companies in which you hold stock.

Implications of Being a Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our Common Stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have chosen to take advantage of all of the other exemptions discussed above. Accordingly, the information contained herein and in our subsequent filing with the SEC may be different than the information you receive from other public companies in which you hold stock.

Implications of Being a Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our Common Stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

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THE OFFERING

Issuer	Azitra, Inc.

Common Stock offered by the Selling Stockholders	Up to 51,812,293 shares of Common Stock, comprised of (i) 535,759 shares of Common Stock, (ii) 4,151,741 November Pre-Funded Warrant Shares, (iii) 4,687,500 November Common Stock Purchase Warrant Shares, (iv) 187,500 November Placement Agent Warrant Shares, (v) 38,408,903 ELOC Shares and (vi) 3,840,890 ELOC Warrant Shares.

Offering Price	The Selling Stockholders will sell the shares at prevailing market prices or privately negotiated prices.

Common Stock outstanding immediately before this offering	10,740,697 shares of Common Stock.

Common stock to be outstanding after this offering	62,552,990 shares of Common Stock, assuming that all November Warrants, November Placement Agent Warrants, and ELOC Warrants that we issued pursuant to the November Purchase Agreement, the November Placement Agency Agreement, and the ELOC Purchase Agreement respectively, are exercised.(1)

Use of proceeds	The Selling Stockholders will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the Selling Stockholders. However, we may receive aggregate gross proceeds of up to an additional $1.57 million if the November Warrants and November Placement Agent Warrants are exercised for cash. We may receive additional aggregate gross proceeds of up to, approximately, an additional $14.0 million from the sale of ELOC Shares pursuant to the ELOC Purchase Agreement (in addition to the $6.0 million previously received from sales made pursuant to the ELOC Purchase Agreement prior to the date of this prospectus), assuming none of the ELOC Warrants issued or to be issued are exercised for cash. Any proceeds from the Selling Stockholders that we receive under the exercise of the November Warrants, the November Placement Agent Warrants and the ELOC Warrants are expected to be used for working capital and other general corporate purposes. See “Use of Proceeds.”

Trading market and symbol	Our Common Stock is listed on the NYSE American under the symbol “AZTR.”

Risk factors	Investing in our securities involves a high degree of risk. See the section titled “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our securities.

(1) The number of shares of our Common Stock to be outstanding after this offering is based on approximately 10,740,697 shares of our Common Stock outstanding as of December 15, 2025, and excludes:

●	6,247 shares of our Common Stock issuable upon exercise of outstanding options, with a weighted average exercise price of $277.06 per share, granted pursuant to our 2016 Stock Incentive Plan (the “2016 Plan”) and our 2023 Stock Incentive Plan (the “2023 Plan”);
●	approximately 2,457,731 shares of our Common Stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $5.32 per share; and
●	1,120 shares of our Common Stock reserved for future grants under our 2016 Plan and 181,642 shares of our Common Stock reserved for future grants under our 2023 Plan.

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus assumes the following:

●	no exercise of outstanding warrants or options described above; and
●	no exercise of the Warrants.

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RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below and set forth in the section “Risk Factors” in our 2024 Form 10-K, as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC, which are incorporated by reference in this prospectus, and all other information contained in this prospectus and incorporated by reference in this prospectus, before you make a decision to invest in our securities. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our Common Stock could decline and you could lose all or part of your investment.

Risks Relating to this Offering

Risks Related to this Offering

As an investor, you may lose all of your investment.

Investing in our securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

We will need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

As of September 30, 2025, we had total assets of $4,300,279 and working capital of approximately $0.4 million. We believe that net proceeds of this offering, along with our cash on hand as of the date of this prospectus, will not be sufficient to cover our proposed plan of operations over the next 12 months. We intend to seek additional funds through various financing sources, including the sale of our equity, licensing fees for our technology and joint ventures with industry partners. In addition, we will consider alternatives to our current business plan that may enable us to achieve revenue producing operations and meaningful commercial success with a smaller amount of capital. However, there can be no guarantees that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations, in which case you may lose your entire investment.

The report of our independent registered public accounting firm for the year ended December 31, 2024 states that due to our accumulated deficit, recurring and negative cash flow from operations there is substantial doubt about our ability to continue as a going concern.

It is not possible to predict the actual number of ELOC Shares we will sell under the ELOC Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales.

Subject to certain limitations in the ELOC Purchase Agreement and compliance with applicable law, we have the discretion to deliver notices to the Selling Stockholder at any time throughout the term of the ELOC Purchase Agreement. The actual number of ELOC Shares that are sold to the Selling Stockholder may depend based on a number of factors, including the market price of the Common Stock during the sales period. Actual gross proceeds may be less than $20.0 million, which may impact our future liquidity. Because the price per share of each ELOC Share sold to the Selling Stockholder will fluctuate during the sales period, it is not currently possible to predict the number of ELOC Shares that will be sold or the actual gross proceeds to be raised in connection with those sales.

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The terms of the ELOC Purchase Agreement limit the amount of ELOC Shares we may issue to the Selling Stockholder, which may limit our ability to utilize the arrangement to enhance our cash resources.

The ELOC Purchase Agreement includes restrictions on our ability to sell our ELOC Shares to Alumni Capital, including, subject to specified limitations, if a sale would cause Alumni Capital to beneficially own more than 4.99% of our issued and outstanding shares of Common Stock we may not sell to Alumni Capital any ELOC Shares. Accordingly, we cannot guarantee that we will be able to sell the full amount of ELOC Shares that Alumni Capital has committed to purchase, if any. If we cannot sell the full amount of ELOC Shares that Alumni Capital has committed to purchase because of these limitations, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could materially adversely affect our liquidity and cash position.

The market price of our Common Stock may be subject to fluctuation and volatility. You could lose all or part of your investment.

The market price of our Common Stock is subject to wide fluctuations in response to various factors, some of which are beyond our control. Since shares of our Common Stock were sold in our initial public offering (“IPO”) in June 2023 at a price of $999.00 per share, the reported high and low sales prices of our Common Stock have ranged from $1,034.96 to $0.3654 through December 9, 2025. The market price of our Common Stock on the NYSE American may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

●	actual or anticipated variations in our and our competitors’ results of operations and financial condition;
●	changes in earnings estimates or recommendations by securities analysts, if our shares are covered by analysts;
●	market acceptance of our product candidates;
●	development of technological innovations or new competitive products by others;
●	announcements of technological innovations or new products by us;
●	publication of the results of preclinical or clinical trials for our product candidates;
●	failure by us to achieve a publicly announced milestone;
●	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;
●	developments concerning intellectual property rights, including our involvement in litigation brought by or against us;
●	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;
●	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;
●	changes in our expenditures to promote our product candidates;
●	our sale or proposed sale, or the sale by our significant stockholders, of our shares or other securities in the future;
●	changes in key personnel;
●	success or failure of our research and development projects or those of our competitors;
●	the trading volume of our shares; and
●	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company stockholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

Our charter limits our ability to issue shares.

Our charter authorizes us to issue up to 200,000,000 shares of Common Stock, with 10,740,697 shares of Common Stock, 5,838 options, and 12,047,552 warrants outstanding, as well as 1,436 shares reserved for issue under our 2016 equity plan and 181,642 shares reserved under our 2023 equity incentive plan, 179,834,042 shares of Common Stock remain issuable as of the date of this prospectus, prior to the exercise of any November Warrants or ELOC Warrants. This number may decrease if we enter into any additional capital raising transactions. Additional shares may become issuable with the expiration of currently outstanding warrants or if we effect a reverse share split in the future.

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Investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results. Alumni Capital may sell such shares at different times and at different prices. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholders in this offering as a result of sales made by us in future transactions at prices lower than the prices they paid.

The issuance of Common Stock to the Selling Stockholders, including the shares of Common Stock issued upon exercise of the November Warrants, the November Placement Agent Warrants and the ELOC Warrants, may cause substantial dilution to our existing stockholders, and the sale of such shares acquired by the Selling Stockholders could cause the price of our Common Stock to decline.

We are registering for resale by the Selling Stockholders up to 51,812,293 shares of Common Stock, comprised of (i) 535,759 shares of Common Stock, (ii) 4,151,741 November Pre-Funded Warrant Shares, (iii) 4,687,500 November Common Stock Purchase Warrant Shares, (iv) 187,500 November Placement Agent Warrant Shares, (v) 38,408,903 ELOC Shares and (vi) 3,840,890 ELOC Warrant Shares. The number of shares of our Common Stock ultimately offered for resale by the Selling Stockholders under this prospectus is dependent upon the number of shares of Common Stock sold by the Selling Stockholders. Depending on a variety of factors, including market liquidity of our Common Stock, the issuance of shares upon exercise of the November Warrants, the November Placement Agent Warrants and the ELOC Warrants to the Selling Stockholders may cause the trading price of our Common Stock to decline.

The sale of a substantial number of shares of our Common Stock by the Selling Stockholders in this offering, or anticipation of such sales, could cause the trading price of our Common Stock to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire.

Our failure to meet the continued listing requirements of the NYSE American could result in a delisting of our Common Stock.

On October 1, 2025, we received written notification from the NYSE American that we are not in compliance with Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). The Company has submitted a plan to regain compliance to the NYSE American and is awaiting the NYSE American’s determination. If we fail to satisfy the continued listing requirements of the NYSE American, such as the corporate governance requirements or the minimum closing bid price requirement, the NYSE American may take steps to delist our Common Stock. Such a delisting would likely have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Common Stock to become listed again, stabilize the market price or improve the liquidity of our Common Stock, prevent our Common Stock from dropping below the NYSE American’s minimum bid price requirement or prevent future non-compliance with the NYSE American’s listing requirements.

Future capital raises may dilute your ownership and/or have other adverse effects on our operations.

If we raise additional capital by issuing equity securities, our existing stockholders’ percentage ownership will be reduced and these stockholders may experience substantial dilution. If we raise additional funds by issuing debt securities, these debt securities would have rights senior to those of our Common Stock and the terms of the debt securities issued could impose significant restrictions on our operations, including liens on our assets. If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish some rights to our intellectual property or candidate products, or to grant licenses on terms that are not favorable to us.

We have not paid dividends on our Common Stock in the past and have no immediate plans to pay such dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, to cover operating costs and otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our Common Stock in the foreseeable future. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our Common Stock as a dividend. Therefore, you should not expect to receive cash dividends on the Common Stock we are offering.

Our management will have broad discretion over the use of the net proceeds from the exercise for cash, if any, of the Warrants issued to Alumni Capital, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering, primarily for strategic opportunities, working capital and other general corporate purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds, if any, may be used for corporate purposes that do not improve our operating results or enhance the value of our Common Stock. The failure of our management to use these funds effectively could have a material adverse effect on our business, cause the market price of our Common Stock to decline and impair the commercialization of our products and/or delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders.

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The NOVEMBER 2025 Alumni Capital Transaction

General

On November 24, 2025, the Company entered into the November Purchase Agreement with Alumni Capital LP (“Alumni Capital”) pursuant to which the Company agreed to issue and sell to Alumni Capital in a private placement offering priced at a premium to market in accordance with NYSE rules (the “November Offering”) an aggregate of (i) 535,759 shares of Common Stock of the Company, (ii) November Pre-Funded Warrants to purchase up to an aggregate of 4,151,741 shares of Common Stock at an exercise price of $0.0001 per November Pre-Funded Warrant, and (iii) November Common Stock Purchase Warrants to purchase up to an aggregate of 4,687,500 shares of Common Stock at an exercise price of $0.32 per November Common Stock Purchase Warrant. The November Offering price was $0.32 per share of Common Stock or November Pre-Funded Warrant and accompanying November Common Stock Purchase Warrant (the “November Offering Price”). The November Pre-Funded Warrants are immediately exercisable and do not expire until exercised in full. The November Common Stock Purchase Warrants are exercisable upon shareholder approval and will expire on the five-year anniversary of the date of shareholder approval. The November Offering closed on November 25, 2025, resulting in aggregate gross proceeds to the Company of approximately $1.5 million, before deducting the November Placement Agent fees and related November Offering expenses. Additionally, if Alumni Capital exercises its November Warrants for cash in full following the Stockholder Approval, the Company would receive additional gross proceeds of approximately $1.5 million.

The November Purchase Agreement contains customary representations and warranties of the Company, customary conditions to closing, and termination provisions. Pursuant to the terms of the November Purchase Agreement, for 60 days from the closing of the November Purchase Agreement, subject to certain exceptions, the Company may not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or common stock equivalents, or file any registration statement or any amendment or supplement thereto. Additionally, from the date of the November Purchase Agreement until February 26, 2027, upon any issuance by the Company of Common Stock or common stock equivalents for cash consideration, debt, or a combination of thereof (a “Subsequent Financing”), Alumni Capital shall have the right to participate up to an amount of the Subsequent Financing equal to an aggregate of 25% of the Subsequent Financing. The representations and warranties of each party set forth in the November Purchase Agreement were made solely for the benefit of the other party to the November Purchase Agreement, and such representations and warranties should not be relied on by any other person.

Under the terms of the November Warrants, a holder will not have the right to exercise any portion of the November Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of the Company’s Common Stock outstanding immediately after giving effect to the exercise, as such percentage of ownership is determined in accordance with the terms of the November Warrants. However, upon notice from the holder to the Company, the holder may increase the beneficial ownership limitation to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise of the November Warrants.

In connection with the November Offering, on November 24, 2025, the Company entered into the November Placement Agency Agreement with Maxim Group LLC, as sole placement agent (the “November Placement Agent”), pursuant to which the Company engaged the November Placement Agent as the exclusive placement agent in connection with the November Offering. Pursuant to the November Placement Agency Agreement and as consideration for the November Placement Agent’s services thereunder, the Company agreed to: (i) pay a cash fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the securities in the November Offering; (ii) issue the November Placement Agent Warrants to purchase up to 187,500 November Placement Agent Warrant Shares, equal to 4.0% of the total number of November Shares and November Pre-Funded Warrants sold in the November Offering, at an exercise price equal to $0.40, or 125% of the November Offering Price; and (iii) reimburse the November Placement Agent for certain out of pocket expenses, including the reasonable fees of legal counsel, in an amount not to exceed $50,000. The November Placement Agent Warrants are exercisable on the six-month anniversary of the issuance date and expire on the five-year anniversary of the commencement of the November Offering. If the November Placement Agent exercises its November Placement Agent Warrants for cash in full, the Company would receive additional gross proceeds of approximately $75,000. The November Placement Agency Agreement also contains representations, warranties, and indemnification and other provisions customary for transactions of this nature.

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The November Shares, November Warrants, November Warrant Shares, November Placement Agent Warrants and November Placement Agent Warrant Shares were offered in reliance upon the exemption from the registration requirement of the Securities Act, pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. The issuance of the November Shares, November Warrants, November Warrant Shares, November Placement Agent Warrants and November Placement Agent Warrant Shares have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Concurrently with entering into the November Purchase Agreement and the November Placement Agency Agreement, on November 24, 2025, the Company and Alumni Capital entered into a registration rights agreement (the “November Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement (the “Resale Registration Statement”), within 20 days, providing for the resale by Alumni Capital of the November Shares and November Warrant Shares and to have such registration statement declared effective within 60 days (or 90 days, if the SEC conducts a full review), and to maintain the effectiveness of such registration statement until all securities registered pursuant to the Resale Registration Statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144. Pursuant to the November Placement Agent Warrant, the November Placement Agent is entitled to certain demand and piggyback registration rights. The filing of the registration statement of which this prospectus forms a part was made to satisfy these obligations.

Under the applicable rules of the NYSE American, in no event may we issue more than 2,030,782 November Shares, representing 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the November Purchase Agreement (the “Exchange Cap”) to Alumni Capital under the November Purchase Agreement, unless we obtain stockholder approval to issue shares of Common Stock in excess of the Exchange Cap.

Issuances of our Common Stock to the Selling Stockholders upon exercise of the November Warrants and November Placement Agent Warrants will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of our Common Stock that our existing stockholders own will not decrease, the shares of our Common Stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of our Common Stock after any such issuance of shares of our Common Stock to the Selling Stockholders upon exercise of the November Warrants and the November Placement Agent Warrants. There are substantial risks to our stockholders as a result of the issuance of Common Stock to the Selling Stockholders under the November Purchase Agreement and the November Placement Agency Agreement. See “Risk Factors.”

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The Alumni Capital ELOC Transaction

General

On April 24, 2025, we entered into the ELOC Purchase Agreement with Alumni Capital, as amended by the modification agreement dated August 26, 2025 (the “Modification Agreement”). Pursuant to the ELOC Purchase Agreement, we have the right to sell to Alumni Capital up to an aggregate of $20.0 million (the “Investment Amount”) of the shares of our Common Stock from time to time during the term of the ELOC Purchase Agreement (of which an aggregate of $6.0 million of ELOC Shares and ELOC Warrants have already been sold and issued to Alumni Capital as of the date of this prospectus), subject to certain conditions and limitations. Sales of ELOC Shares pursuant to the ELOC Purchase Agreement, and the timing of any sales, are solely at our option and we are under no obligation to sell securities pursuant to this arrangement. ELOC Shares may be sold by us pursuant to this arrangement over a period ending on the earlier of December 31, 2026, or the date on which Alumni Capital shall have purchased ELOC Shares pursuant to the ELOC Purchase Agreement for an aggregate purchase price of the Investment Amount; provided, however that we can terminate the ELOC Purchase Agreement at any time upon three days’ written notice, subject to the satisfaction of the conditions in the ELOC Purchase Agreement.

Upon the satisfaction of the conditions in the ELOC Purchase Agreement, including that a registration statement that we agreed to file with the SEC pursuant to the ELOC Purchase Agreement is declared effective by the SEC and a final prospectus in connection therewith is filed with the SEC, we will have the right, but not the obligation, from time to time at our sole discretion over the period described above, to direct Alumni Capital to purchase up to a fixed maximum number of ELOC Shares as set forth in the ELOC Purchase Agreement; provided, that Alumni Capital’s maximum commitment under any single fixed purchase will not exceed $750,000. Such limitation may be waived by mutual agreement between us and Alumni Capital, and, in such case, the maximum commitment amount shall be $4.0 million.

Pursuant to the Modification Agreement, the Company may at its election, cause Alumni Capital to make a series of purchases of ELOC Shares either at (i) the lowest daily volume weighted average price of the Common Stock during the period commencing on the date that the Company delivers written notice (the “Purchase Notice”) and ending on the earlier of (a) five (5) business days immediately following the date of a Purchase Notice, and (b) the date on which Alumni Capital notifies the Company that it is prepared to proceed with the closing of the purchase, multiplied by 90% (“Purchase Notice Option 1”) or (ii) the lowest traded price of Common Stock during the period commencing on the date the Company delivers a Purchase Notice and ending on the earlier of (x) the same business day a Purchase Notice is delivered, and (y) the date on which Alumni Capital notifies the Company that it is prepared to proceed with the closing of the purchase, multiplied by 97% (“Purchase Notice Option 2”). Each Purchase Notice delivered by the Company must specify whether Purchase Notice Option 1 or Purchase Notice Option 2 is selected and the number of ELOC Shares to be purchased. There is no upper limit on the price per share that Alumni Capital might be obligated to pay for the Common Stock under the Purchase Agreement.

Upon each purchase, Alumni Capital will receive ELOC Warrants to purchase such number of shares of Common Stock equal to 10% of the number of ELOC Shares purchased in the related single fixed purchase. The exercise price of the ELOC Warrant shall equal 130% of the price per ELOC Share paid upon closing of the related purchase. The ELOC Warrant is exercisable upon stockholder approval and expires five years after issuance. The ELOC Warrants may be exercised via cashless exercise if there is no effective registration statement, or current prospectus available for the resale of the ELOC Warrant Shares. The issuance of the ELOC Shares and the ELOC Warrants to Alumni Capital is being made pursuant to exemptions from the registration requirement of the Securities Act provided by Section 4(a)(2) thereof.

The Company controls the timing and amount of any sales of ELOC Shares to Alumni Capital. Actual sales of ELOC Shares to Alumni Capital under the ELOC Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of the Common Stock and determinations by us as to the appropriate sources of funding for us and our operations.

On June 23, 2025, the Company received approval from its stockholders to issue an amount greater than 19.99% of the total number of shares of Common Stock issued and outstanding immediately prior to the execution of the ELOC Purchase Agreement. In any event, the ELOC Purchase Agreement provides that the Company may not issue or sell any ELOC Shares under the ELOC Purchase Agreement if such issuance or sale would breach any applicable NYSE American rules.

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In all instances, we may not sell securities to Alumni Capital under the ELOC Purchase Agreement if such sale would result in Alumni Capital beneficially owning more than 4.99% of the Common Stock (the “Beneficial Ownership Limitation”). Alumni Capital may increase the Beneficial Ownership Limitation upon 61 days’ written notice, subject to our approval.

The net proceeds from sales, if any, under the ELOC Purchase Agreement, will depend on the frequency and prices at which we sell ELOC Shares. To the extent we sell ELOC Shares under the Purchase Agreement, we currently plan to use any proceeds therefrom for working capital, and other general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties, or liquidated damages in the ELOC Purchase Agreement. Alumni Capital has agreed not to cause, or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Common Stock during certain periods.

Pursuant to the ELOC Purchase Agreement, we agreed to file a registration statement with the SEC to register for resale under the Securities Act the ELOC Shares and the ELOC Warrant Shares that may be issued to Alumni Capital under the Purchase Agreement and upon exercise of the ELOC Warrants, respectively. On April 28, 2025, we filed the Prior Registration Statement (File No. 333-286809) with the SEC to register the resale of 11,047,837 shares of Common Stock, which represents (i) 10,043,488 shares that we may issue and sell to Alumni Capital under the ELOC Purchase Agreement and (ii) 1,004,348 shares of Common Stock underlying the warrants that are issuable upon exercise of the warrants that we may issue to Alumni Capital in connection with any single fixed purchase under the ELOC Purchase Agreement, which the SEC declared effective on May 1, 2025.

Pursuant to the ELOC Purchase Agreement, the Company must maintain an effective registration statement for the offering and sale of the ELOC Shares and the shares underlying the ELOC Warrants. The purpose of this registration statement on Form S-1 is to register an additional 38,408,903 ELOC Shares and 3,840,890 ELOC Warrant Shares for resale by Alumni Capital, pursuant to the terms of the ELOC Purchase Agreement. The filing of the registration statement of which this prospectus forms a part was made to satisfy this obligation.

As of the date of this prospectus, we have sold 7,955,823 ELOC Shares and 795,579 ELOC Warrants pursuant to the Purchase Agreement for proceeds of approximately $6.0 million.

The ELOC Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

We have the right to terminate the ELOC Purchase Agreement at any time, at no cost or penalty, upon three days’ written notice to Alumni Capital except after submitting a purchase notice and before delivering the related ELOC Warrant that is due and owed to Alumni Capital. Neither we nor Alumni Capital may assign or transfer its rights and obligations under the ELOC Purchase Agreement, and no provision of the ELOC Purchase Agreement may be modified or waived by the parties except in writing. We do not know what the purchase price for our Common Stock will be or whether there will occur an exception to the Exchange Cap and therefore cannot be certain as to the number of shares we might issue to Alumni Capital under the ELOC Purchase Agreement after the date of this prospectus.

We are registering for resale under this prospectus 38,408,903 ELOC Shares and 3,840,890 ELOC Warrant Shares that are issuable upon exercise of the ELOC Warrants that we may issue to Alumni Capital in connection with any single fixed purchase under the ELOC Purchase Agreement. Depending on the market prices of our Common Stock at the time we elect to issue and sell ELOC Shares and ELOC Warrants to Alumni Capital under the ELOC Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our Common Stock in order to receive aggregate gross proceeds equal to the full Investment Amount. If all of such ELOC Shares and ELOC Warrant Shares offered hereby were issued and outstanding as of the date of this prospectus, such shares would represent approximately 79% of the total number of outstanding shares of Common Stock.

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Issuances of our Common Stock to Alumni Capital under the ELOC Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of our Common Stock that our existing stockholders own will not decrease, the shares of our Common Stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of our Common Stock after any such issuance of shares of our Common Stock to Alumni Capital under the ELOC Purchase Agreement. There are substantial risks to our stockholders as a result of the sale and issuance of Common Stock to Alumni Capital under the ELOC Purchase Agreement. See “Risk Factors” for more information on the potential dilutive impacts of issuances to Alumni Capital.

Conditions to Commencement and for Delivery of Fixed Purchase Notices

Our ability to deliver purchase notices to Alumni Capital under the ELOC Purchase Agreement are subject to the satisfaction by us, of certain conditions, all of which are entirely outside of Alumni Capital’s control, including the following:

● the accuracy in all material respects of our representations and warranties included in the ELOC Purchase Agreement on the date of the ELOC Purchase Agreement and the date of each closing of a purchase and sale under the ELOC Purchase Agreement of;

● the Company having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the ELOC Purchase Agreement to be performed, satisfied or complied with by the Company;

● the registration statement that includes this prospectus (and amendment or supplement thereto) shall remain effective for the offering and sale of the ELOC Shares and the ELOC Warrant Shares and (i) we shall not have received notice that the SEC has issued or intends to issue a stop order with respect to such registration statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, or intends or has threatened to do so and (ii) no other suspension of the use of, or withdrawal of the effectiveness of, such registration statement or the prospectus shall exist. Alumni Capital shall not have received any notice from us that the registration statement, prospectus and/or any prospectus supplement or amendment thereto fails to meet the requirements of Section 5(b) or Section 10 of the Securities Act;

● the number of ELOC Shares and ELOC Warrants then to be purchased by Alumni Capital shall not exceed the number of such shares that, when aggregated with all other shares of Common Stock then beneficially or deemed beneficially owned by Alumni Capital would result in Alumni Capital owning more than the Beneficial Ownership Limitation;

● trading in the Common Stock shall not have been suspended by the SEC or the NYSE American, or otherwise halted for any reason, and the Common Stock shall have been approved for listing or quotation on and shall not have been delisted from or no longer quoted on the NYSE American;

● the absence of any statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by the ELOC Purchase Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by the ELOC Purchase Agreement;

● the Common Stock must be DWAC eligible and not subject to a “DTC chill”;

● since our most recent filing with the SEC of any document required under the Securities Act or the Exchange Act, no event shall have occurred that had or is reasonably likely to have an effect on our business, operations, properties, or financial condition that is material and adverse to us and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with our ability to enter into and perform our obligations under the ELOC Purchase Agreement; and

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● all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by us with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC.

Termination of the Purchase Agreement

Unless earlier terminated as provided in the ELOC Purchase Agreement, the ELOC Purchase Agreement will terminate automatically on the earliest to occur of:

● December 31, 2026;

● the date on which Alumni Capital shall have purchased Shares for an aggregate purchase price of the Investment Amount; or

● the date on which we commence a voluntary bankruptcy case or any third party commences a bankruptcy proceeding against us, a custodian is appointed us in a bankruptcy proceeding for all or substantially all of its property, or we make a general assignment for the benefit of its creditors.

We have the right to terminate the ELOC Purchase Agreement at any time upon three days’ written notice, at no cost or penalty, except we cannot terminate after submitting a purchase notice and before delivering the related ELOC Warrant that is due and owed to Alumni Capital.

No Short-Selling or Hedging by Alumni Capital

Alumni Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling our Common Stock during any time prior to the termination of the ELOC Purchase Agreement.

Effect of Performance of the Purchase Agreement on our Stockholders

All ELOC Shares registered in this offering that may be issued or sold by us to Alumni Capital under the Purchase Agreement are expected to be freely tradable. The resale by Alumni Capital of a significant number of ELOC Shares and ELOC Warrant Shares registered in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Common Stock to decline and to be highly volatile. Sales of our Common Stock to Alumni Capital, if any, will depend upon market conditions and other factors to be determined by us. If and when we do sell ELOC Shares and ELOC Warrants to Alumni Capital, after Alumni Capital has acquired the ELOC Shares and/or exercised the ELOC Warrants, Alumni Capital may resell all, some or none of those ELOC Shares and ELOC Warrant Shares at any time or from time to time in its discretion. Therefore, sales to Alumni Capital by us under the ELOC Purchase Agreement may result in substantial dilution to the interests of other holders of our Common Stock. In addition, if we sell a substantial number of ELOC Shares and ELOC Warrants to Alumni Capital under the ELOC Purchase Agreement, or if investors expect that we will do so, the actual sales of ELOC Shares and ELOC Warrants or the mere existence of our arrangement with Alumni Capital may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of ELOC Shares and ELOC Warrants to Alumni Capital, and the ELOC Purchase Agreement may be terminated by us at any time at our discretion without any cost to us, subject to certain conditions.

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The following table sets forth the amount of gross proceeds we would receive from Alumni Capital from our sale of shares of Common Stock to Alumni Capital under the ELOC Purchase Agreement at varying purchase prices:

Assumed Purchase Price Per Share(1)		Total Number of Shares and Warrant Shares	Percentage of Outstanding Common Stock After Giving Effect to the Issuance of the Shares and the Warrant Shares(2)	Approximate Proceeds from the Sale of the Shares and the Exercise of the Warrants for Cash(2)(4)(5)
$0.32		48,045,937	81.72%	$15,794,009
$0.3639	(3)	42,249,793	79.73%	$15,794,010
$0.40		38,436,750	78.15%	$15,794,010
$0.45		34,166,000	76.08%	$15,794,010
$0.50		30,749,400	74.11%	$15,794,010
$0.55		27,953,999	72.24%	$15,794,009

(1)	Assumes that the purchase price per share equals 90% of the lowest daily volume-weighted average price of the Common Stock during the pricing period.
(2)	Based on 10,740,697 shares of Common Stock outstanding as of December 15, 2025. The number of shares issued in this column does not give effect to the beneficial ownership cap set forth in the ELOC Purchase Agreement.
(3)	Represents the average of the high and low reported prices of our Common Stock as reported on the NYSE American on December 4, 2025, which date is within five business days prior to the filing date of the registration statement of which this prospectus forms a part.
(4)	The ELOC Warrants have an exercise price equal to 130% of the price per share paid for the ELOC Shares under the ELOC Purchase Agreement.
(5)	Assumes that all remaining ELOC Warrants that we may issue under the ELOC Purchase Agreement have been exercised in full for cash.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our future financial and operating results;
●	our intentions, expectations and beliefs regarding anticipated growth, market penetration and trends in our business;
●	the timing and success of our plan of commercialization;
●	our ability to successfully develop and clinically test our product candidates;
●	our ability to obtain FDA approval for any of our product candidates;
●	our ability to comply with all U.S. and foreign regulations concerning the development, manufacture and sale of our product candidates;
●	our reliance on third parties to manufacture our product candidates;
●	the adequacy of the net proceeds of this offering;
●	the effects of market conditions on our stock price and operating results;
●	our ability to maintain, protect and enhance our intellectual property;
●	the effects of increased competition in our market and our ability to compete effectively;
●	our plans to use the proceeds from this offering;
●	costs associated with initiating and defending intellectual property infringement and other claims;
●	the attraction and retention of qualified employees and key personnel;
●	future acquisitions of or investments in complementary companies or technologies; and
●	our ability to comply with evolving legal standards and regulations, particularly concerning requirements for being a public company.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of our 2024 Form 10-K and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and our 2024 Form 10-K which is incorporated herein by reference and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to use a number of registered and common law trademarks, service marks and/or trade names in connection with our business in the United States and/or in certain foreign jurisdictions.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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USE OF PROCEEDS

This prospectus relates to shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders. We will not receive any proceeds from the resale of shares of Common Stock by the Selling Stockholders. We may receive up to $1.57 million if the November Warrants and November Placement Agent Warrants are exercised for cash and we may receive up to an additional approximate amount of $14 million in aggregate gross proceeds if we issue to Alumni Capital Shares under the ELOC Purchase Agreement (in addition to the $6.0 million previously received from sales made pursuant to the ELOC Purchase Agreement prior to the date of this prospectus). We estimate that the net proceeds to us from the sale of ELOC Shares to Alumni Capital pursuant to the ELOC Purchase Agreement would be up to $19.9 million, assuming that we sell the full amount of our Common Stock that we have the right, but not the obligation, to sell to Alumni Capital under the ELOC Purchase Agreement, and after deducting other estimated fees and expenses. See “Plan of Distribution” elsewhere in this prospectus for more information. We may also receive up to $1.8 million if the ELOC Warrant Shares being offered hereunder are exercised for cash.

See “Plan of Distribution” elsewhere in this prospectus for more information.

Any proceeds from the Selling Stockholders that we receive from the exercise of November Warrants, November Placement Agent Warrants and ELOC Warrants are currently expected to be used primarily for working capital and general corporate purposes. Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing securities. We have broad discretion in determining how the proceeds of this offering will be used, and our discretion is not limited by the aforementioned possible uses. Our Board believes the flexibility in application of the net proceeds is prudent. As we are unable to predict the timing or amount of warrants that may be exercised, we cannot specify with certainty all of the particular uses for the net proceeds that we will have. Accordingly, our management will have broad discretion in the application of the net proceeds. We may use the proceeds for purposes that are not contemplated at the time of this prospectus. It is possible that no warrants will be exercised.

We will incur all costs associated with this prospectus and the registration statement of which it is a part.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Stock and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Investors should not purchase our Common Stock with the expectation of receiving cash dividends. The payment of dividends on our Common Stock, if any, in the future is within the discretion of our Board and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

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DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Securities,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and investor rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Our authorized capital stock consists of 200,000,000 shares of Common Stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

There are 10,740,697 shares of our Common Stock outstanding and no shares of our preferred stock outstanding as of the date of this prospectus. As of the date of this prospectus, we had 14 stockholders of record.

Common Stock

The holders of Common Stock are entitled to one vote for each share of Common Stock. The holders of Common Stock are entitled to any dividends that may be declared by the Board out of funds legally available for payment of dividends at such times and in such amounts as the Board in its discretion. In the event of any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by the holders of Common Stock. The holders of shares of Common Stock have no preemptive, conversion, subscription rights or cumulative voting rights.

Dividends

We do not anticipate the payment of cash dividends on our Common Stock in the foreseeable future.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our amended and restated certificate of incorporation and amended and restated bylaws.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

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In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents

Our charter documents include provisions that could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Effects of authorized but unissued Common Stock and preferred stock. One of the effects of the existence of authorized but unissued Common Stock and preferred stock may be to enable our Board to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal was not in our best interest, such shares could be issued by the Board without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Cumulative Voting. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Vacancies. Our amended and restated bylaws provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Special Meeting of Stockholders and Stockholder Action by Written Consent. A special meeting of stockholders may only be called by our Board or the chairperson of our Board. All stockholder actions must be effected at a duly called meeting of stockholders and not by written consent.

Advance Notice Provisions. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Choice of Forum. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of Common Stock is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

National Securities Exchange Listing

Our Common Stock is listed on the NYSE American under the symbol “AZTR.”

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Selling StockholderS

The Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders, and those issuable to the Selling Stockholders, upon exercise of the November Warrants, the November Placement Agent Warrants and the ELOC Warrants. For additional information regarding the issuance of Common Stock covered by this prospectus, see the sections titled “The November 2025 Alumni Capital Transaction” and “The Alumni Capital ELOC Transaction” above. We are registering the shares of Common Stock pursuant to the provisions of the Registration Rights Agreement that we entered into with Alumni Capital on November 24, 2025, the November Placement Agency Agreement, the November Placement Agent Warrant and the ELOC Purchase Agreement, in order to permit the Selling Stockholders to offer the November Shares, the November Warrant Shares, the November Placement Agent Warrant Shares, the ELOC Shares and the ELOC Warrant Shares for resale from time to time.

Except as set forth below, the Selling Stockholders have not had any material relationship with us within the past three years:

●	On April 24, 2025, we entered into a Securities Purchase Agreement (the “ELOC Purchase Agreement”) with Alumni Capital, as amended by the modification agreement dated August 26, 2025 (the “Modification Agreement”) whereby the Company has the right, but not the obligation, to sell to Alumni Capital, and Alumni Capital is obligated to purchase, up to an aggregate of $20.0 million of shares in a series of purchases, of which as of the date of this prospectus, we have (i) issued and sold to Alumni Capital 7,955,823 shares, for aggregate gross proceeds of approximately $6.0 million, and (ii) issued to Alumni Capital warrants to purchase up to 795,579 shares of Common Stock under the ELOC Purchase Agreement. In accordance with the ELOC Purchase Agreement, the Company registered the offering and resale by Alumni Capital of up to 10,043,488 shares of the Company’s common stock and up to 1,004,349 shares underlying the warrants issuable upon exercise of the warrants on Form S-1 (File No. 333-286809), which was declared effective by the SEC on May 1, 2025.

●	On January 14, 2025, the Company entered into a placement agency agreement (the “January 2025 Placement Agency Agreement”) with Maxim Group LLC (“Maxim”) in connection with the offer and sale to investors of up to 729,396 shares (the “January 2025 Shares”) of the Company’s common stock, at an offering price of $2.00 per Share (the “January 2025 Offering”). In connection with the January 2025 Offering, the Company entered into a securities purchase agreement (the “January 2025 Purchase Agreement”) with certain of the purchasers in the January 2025 Offering for aggregate gross proceeds to the Company from the January 2025 Offering were approximately $1.5 million, before deducting placement agent fees and other estimated offering expenses. Maxim acted as the Company’s exclusive placement agent in the January 2025 Offering. Pursuant to the terms of the January 2025 Placement Agency Agreement, the Company agreed to pay Maxim a cash fee equal to 7.0% of the aggregate gross proceeds raised in the January 2025 Offering. The Company also agreed to reimburse Maxim for certain expenses. As additional compensation, the Company agreed to issue to Maxim (or its designees) an unregistered warrant (the “January Placement Agent Warrant”) to purchase an aggregate of 29,175 shares of Common Stock (the “January Placement Agent Warrant Shares”), which represents 4.0% of the aggregate number of shares sold in the January 2025 Offering, at an exercise price per share equal to 125% of the offering price of each January 2025 Share, or $2.53.

●	On February 4, 2025, the Company entered into a placement agency agreement (the “February 2025 Placement Agency Agreement”) with Maxim in connection with the offer and sale to investors (the “February Investors”) of shares of the Company’s common stock, at an offering price of $1.86 per February 2025 Share (the “February 2025 Offering”) for aggregate gross proceeds of $695,001. Maxim acted as the Company’s exclusive placement agent in the February 2025 Offering. Pursuant to the terms of the February 2025 Placement Agency Agreement, the Company agreed to pay Maxim a cash fee up to 7.0% of the aggregate gross proceeds raised in the February 2025 Offering. The Company also agreed to reimburse Maxim for certain expenses.

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The table below presents information regarding the Selling Stockholders and the shares of Common Stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholders, and reflects holdings as of December 15, 2025. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of Common Stock that the Selling Stockholders may offer under this prospectus. The Selling Stockholders may sell some, all or none of their shares of Common Stock in this offering. We do not know how long the Selling Stockholders will hold the shares of Common Stock before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale of any of the shares of Common Stock. See “Plan of Distribution.”

Under the terms of the warrants and other warrants held by Selling Stockholders, a Selling Stockholder may not exercise the warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of such warrants which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of Common Stock with respect to which the Selling Stockholders have voting and investment powers. The percentage of shares of Common Stock beneficially owned by the Selling Stockholders prior to the offering shown in the table below is based on an aggregate of 10,740,697 shares of our Common Stock outstanding on December 15, 2025. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

Name of Selling	Number of Shares of Common Stock Owned Prior to Offering				Maximum Number of Shares of Common Stock to be Offered Pursuant to this		Number of Shares of Common Stock Owned After Offering
Stockholder	Number		Percent		Prospectus		Number(1)		Percent
Alumni Capital LP (2)	795,579	(3)	4.99	% (3)	51,624,793	(4)	795,579	(3)	4.99	% (3)
Maxim Partners LLC(5)	256,706	(6)	4.99	% (6)	187,500		69,206	(6)	*

* Represents less than 1% ownership.

(1)	Assumes the sale of all shares of Common Stock, including those underlying the warrants, being offered pursuant to this prospectus.

(2)	The business address of Alumni Capital LP is 80 SW 8th Street, 20th Floor, Miami, Florida 33131. The general partner of Alumni Capital LP is Alumni Capital GP LLC. Ashkan Mapar is the manager of Alumni Capital GP LLC and as such has voting and disposition control over the shares. We have been advised that none of Alumni Capital LP, Alumni Capital GP LLC nor Ashkan Mapar is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer.

(3)	Consists of shares of common stock issuable upon exercise of warrants to purchase up to 795,579 shares of Common Stock issued pursuant to the ELOC Purchase Agreement subject to a blocker of 4.99%.

(4)	Consists of 535,759 November Shares, 4,151,741 November Common Warrant Shares, 4,687,500 November Pre-Funded Warrant Shares, 38,408,903 ELOC Shares and 3,840,890 ELOC Warrant Shares.

(5)	Maxim Partners is the record and beneficial owner of the securities set forth in the table. MJR Holdings LLC is the managing member of Maxim Partners LLC. Cliff Teller is the Chief Executive Officer of MJR Holdings LLC and, has dispositive power over the securities held by Maxim Partners. Mr. Teller disclaims beneficial ownership over any securities owned by Maxim Partners and MJR Holdings LLC except to the extent of his pecuniary interest therein The address is 300 Park Ave. 16th Floor, New York, NY 10022.

(6)	Consists of shares of common stock issuable upon exercise of warrants to purchase up to 69,206 shares of Common Stock.

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PLAN OF DISTRIBUTION

The Selling Stockholders of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the NYSE American or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales;
●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Alumni Capital is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price.

Alumni Capital has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our ELOC Shares and ELOC Warrants that it may in the future acquire from us pursuant to the ELOC Purchase Agreement. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Alumni Capital has informed us that each such broker-dealer will receive commissions from Alumni Capital that will not exceed customary brokerage commissions.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

Except as set forth in the ELOC Purchase Agreement, in connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. Except as set forth in the ELOC Purchase Agreement, the Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

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The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Pursuant to the November Purchase Agreement, we agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The offering of the ELOC Shares and ELOC Warrants will terminate on the date that all ELOC Shares and ELOC Warrant Shares offered by this prospectus have been sold by Alumni Capital.

Alumni Capital has represented to us that at no time prior to the date of the ELOC Purchase Agreement has Alumni Capital or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Common Stock, which establishes a net short position with respect to our Common Stock. Alumni Capital has agreed that during the term of the ELOC Purchase Agreement, neither Alumni Capital, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We estimate that the total expenses for the offering will be approximately $50,000.

Our Common Stock is currently listed on the NYSE American under the symbol “AZTR.”

LEGAL MATTERS

Thompson Hine LLP, New York, New York, will pass upon the validity of the November Shares, the November Common Stock Purchase Warrant Shares, the November Pre-Funded Warrant Shares, the November Placement Agent Warrant Shares, the ELOC Shares and the ELOC Warrant Shares offered hereby.

EXPERTS

The financial statements as of and for the fiscal years ended December 31, 2024 and 2023 incorporated by reference in this prospectus have been so incorporated by reference reliance on the report of Grassi & Co., CPAs, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) until we terminate the offering of these securities:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 24, 2025;

●	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2025, filed on May 13, 2025; for the quarter ended June 30, 2025, filed on August 11, 2025; and for the quarter ended September 30, 2025 filed on November 12, 2025;

●	Our Current Reports on Form 8-K filed with the SEC on January 16, 2025, February 6, 2025, February 6, 2025(both filed on that date), February 20, 2025, April 24, 2025, May 2, 2025, June 18, 2025, June 23, 2025, July 3, 2025, August 20, 2025, August 29, 2025, October 3, 2025 and November 24, 2025 (other than any information under Item 2.02 or Item 7.01 of each incorporated Form 8-K);

●	Our definitive proxy statement filed on January 14, 2025 and May 29, 2025 (and our proxy statement supplement dated June 18, 2025); and

●	The description of our Common Stock set forth in our registration statement on Form 8-A12B filed with the SEC on May 16, 2023.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall supersede such incorporated statement and the incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to our various filings made with the SEC.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Azitra, Inc.

21 Business Park Drive,

Branford, Connecticut 06405

Attention: Corporate Secretary

Telephone: (203) 646-6446

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our shares of Common Stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

In addition, we file annual, quarterly and current reports and proxy statements and other information with the SEC. Our SEC filings are available on the SEC’s website at www.sec.gov. These filings are also available free of charge to the public on, or accessible through, our corporate website at www.azitrainc.com. Our website and the information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our Common Stock.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

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Up to 38,944,662 Shares of Common Stock

Up to 4,151,741 Shares of Common Stock Underlying the November Pre-Funded Warrants

Up to 4,687,500 Shares of Common Stock Underlying the November Common Stock Purchase Warrants

Up to 187,500 Shares of Common Stock Underlying the Placement Agent Warrants

Up to 3,840,890 Shares of Common Stock Underlying the ELOC Warrants

PROSPECTUS

December 15, 2025